BARRICK GOLD CORPORATION BCE Place, Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax : 416.861.8243

August 28, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant,
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

Re:	Barrick Gold Corporation
Form 40-F for Year Ended December 31, 2013
Filed March 31, 2014
File No. 001-09059

Dear Ms. Jenkins:

We hereby acknowledge receipt of the comment letter dated July 25, 2014 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2013 (the “40-F”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comment in bold-face type below, followed by our response. Terms used but not defined herein have the meanings set forth in the 40-F.

RESPONSES TO STAFF COMMENT

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.3 – Audited Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 84

L) Production Stage, page 89

1.	We note you disclose your policy for determining when a mine is ready to be moved to the production stage, along with some of the criteria you consider. Please tell us whether any of the factors you consider include the achievement of a specific operating margin, level of financial performance or level of cash flows. If so, please tell us how you determined such factors are consistent with the asset being in the location and condition necessary to operate in its intended manner. Refer to paragraph 20 of IAS 16. Please expand your disclosure in future filings to clarify your policy accordingly.

Response: Barrick does not consider the achievement of a specific operating margin, level of financial performance or level of cash flow when determining when a mine is ready to be moved to the production stage. We will expand our Production Stage accounting policy disclosure in our future 40-F filings, as indicated on Appendix “A” to this letter, to clarify that we only use the four specific factors described in that policy.

2.	You disclose that when a mine enters the production phase, costs are either capitalized as inventory or expensed, except for certain costs including exploration and evaluation expenditures that meet the criteria for capitalization. Please expand your disclosure in future filings to briefly explain the nature of exploration and evaluation activities that are capitalized during the production stage, and the criteria you consider when capitalizing them. Please provide us with your proposed future disclosure.

Response: To clarify this matter, we will expand our Production Stage accounting policy disclosure in our future 40-F filings in order to clearly lay out the differences between the accounting for exploration and evaluation expenditures under IFRS 6 Exploration for and Evaluation of Mineral Resources and IAS 16 Property, Plant and Equipment, as indicated on Appendix “A” to this letter.

G) Exploration and Evaluation, page 87

3.

Please expand your disclosure in future filings, either as part of this footnote or footnote 3, to address how you determine when technical feasibility and commercial viability are demonstrable (i.e. what factors do you consider for demonstrating technical feasibility and commercial viability). Refer to paragraphs 5(b) and 17 of IFRS 6. Please provide us with your proposed future disclosure.

Response: We will expand our Exploration and Evaluation accounting policy disclosure in our future 40-F filings to clarify that we consider the technical feasibility and commercial viability of a program or project to have been demonstrated with a successful pre-feasibility study resulting in the recognition of reserves in accordance with National Instrument 43-101, and that we account for future expenditures incurred in the development of that program or project in accordance with our Property, Plant & Equipment accounting policy, as indicated on Appendix “A” to this letter.

M) Property, Plant and Equipment, page 89

iii) Open Pit Mining Costs, page 90

4.	Please expand your disclosure to clarify how you define and delineate components. Please also clarify whether component(s) included in the depreciable base of the production-stage stripping asset are limited to the component made immediately more accessible, or whether the depreciable base includes some consideration for the future components that will become accessible beyond the immediately-successive component. Please provide us with your proposed future disclosure.

Response: We will expand our Open Pit Mining Costs accounting policy disclosure to clarify that (i) we define and delineate components of the ore body based on the distinct development phases identified by our mine planning engineers when determining the optimal development plan for the open pit and (ii) the depreciable base of the production-stage stripping asset includes the component made immediately more accessible and all future components in the current life of mine plan that benefit from the particular stripping activity, as indicated on Appendix “A” to this letter.

CLOSING COMMENTS

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Attached as Appendix “B” to this letter is the requested statement.

*****

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 307-7224.

Sincerely,

/s/ Ammar Al-Joundi

Ammar Al-Joundi

Senior Executive Vice President and Chief Financial Officer

Barrick Gold Corporation

c.c.:	Kelvin Dushnisky, Co-President, Barrick Gold Corporation
Jim Gowans, Co-President, Barrick Gold Corporation
Sybil E. Veenman, Senior Vice President and General Counsel, Barrick Gold Corporation
Audit Committee, Barrick Gold Corporation
Serge Gattesco, PricewaterhouseCoopers LLP

APPENDIX A

Proposed Amendments to Significant Accounting Policies Disclosure for Future 40-F Filings

(proposed additions to Note 2, “Significant Accounting Policies” of Barrick’s audited consolidated financial statements for the year ended December 31, 2013 highlighted in bold)

G)	Exploration and Evaluation (“E&E”)

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred unless ~~capitalized if~~ management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a pre-feasibility study, and we have recognized reserves in accordance with National Instrument 43-101, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant & Equipment, as described in note 2(m).

L)	Production Stage

~~We assess each~~ A mine that is under construction ~~project to~~ is determined to enter the ~~when a mine moves into~~ production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: ~~The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following:~~ (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or ~~E&E~~ expenditures that meet the criteria for capitalization in accordance with IAS 16 Property Plant and Equipment.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in life of mine (“LOM”) ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

M) iii) Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (i) improves access to a component of the ore body to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan in the current component of the ore body that has been made more accessible through the stripping activity and all future components in the current plan that benefit from the particular stripping activity. Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived.

BARRICK GOLD CORPORATION BCE Place, Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax : 416.861.8243

APPENDIX B

August 28, 2014

BY EDGAR

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant,
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

Re:	Barrick Gold Corporation
Form 40-F for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 001-09059

Reference is made to the Annual Report on Form 40-F for the fiscal year ended December 31, 2013 (File No. 001-09059) (the “Annual Report”) filed by Barrick Gold Corporation (the “Company”) on March 31, 2014 with the Securities and Exchange Commission (the “Commission”). The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Barrick Gold Corporation

By:	/s/ Ammar Al-Joundi
Name:	Ammar Al-Joundi
Title:	Senior Executive Vice President and Chief Financial Officer